UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 000-24592

(Check One): [ ] Form 10-K   [_] Form 20-F   [_] Form 11-K   [X] Form 10-Q
             [_] Form N-SAR

         For Period Ended:  March 31, 2004

         [_] Transition Report on Form 10-K
         [_] Transition Report on Form 20-F
         [_] Transition Report on Form 11-K
         [_] Transition Report on Form 10-Q
         [_] Transition Report on Form N-SAR

               For the Transition Period Ended:

  Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full name of registrant:  Cinema Ride, Inc.
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Former name if applicable:  N/A
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Address of principal executive office (Street and number):
  12001 Ventura Place, Suite 340
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City, state and zip code:  Studio City, California 91604
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PART II -- RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons described in reasonable detail in Part III of this
     |         form could not be eliminated without unreasonable effort or
     |         expense;
     |
[X]  |    (b)  The subject annual report, semi-annual report, transition report
     |         on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
     |         will be filed on or before the fifteenth calendar day following
     |         the prescribed due date; or the subject quarterly report or
     |         transition report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The accountant's statement or other exhibit required by Rule
     |         12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

       The Company has experienced a delay in completing the information necessary for inclusion in the March 31, 2004 Form 10-QSB Quarterly Report. The Company intends to file the document as soon as possible.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       Mitchell J. Francis                 (818)         761-1002
       -------------------               ----------- ------------------
             (Name)                      (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Effective December 31, 2003, the Company closed its remaining ride facilities. Accordingly, the operations of the ride facility business for the three months ended March 31, 2003 will be restated to present them as discontinued operations. In addition, effective December 31, 2003, the business operations of the Company's Las Vegas same-day show ticketing business were terminated. The Company accounted for its Las Vegas ticketing business under the equity method of accounting in 2003. Beginning January 1, 2004, the Company commenced the operations of a similar business in Las Vegas through a 100%-owned Nevada limited liability company, which represents the Company's only source of operating revenues in 2004.


                                Cinema Ride, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 17, 2004                   By:  /S/ MITCHELL J. FRANCIS
                                           -----------------------
                                           Mitchell J. Francis
                                           Chief Executive Officer